

RICHEMONT

06014403

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL


SEC MAIL PROCESSING
RECEIVED
JUN 14 2006
WASH, D.C.
185
SECTION

8 June 2006

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the press release in English announcing Richemont's annual results at 31 March 2006. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 721 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp [signature]
Alan Grieve

Enclosures

PROCESSED
JUN 15 2006
THOMSON FINANCIAL

cc: Mr Richard L Muglia

6/15

COMPAGNIE FINANCIÈRE RICHEMONT SA
50, CHEMIN DE LA CHÊNAIE - 1293 BELLEVUE GENEVA SWITZERLAND
TELEPHONE +41 (0)22 721 35 00 TELEFAX +41 (0)22 721 35 50

RICHEMONT

PRESS RELEASE FOR IMMEDIATE RELEASE
8 June 2006

Results for the year ended 31 March 2006

Richemont, the Swiss luxury goods group, announces its audited results for the year ended 31 March 2006. The Group's full year results are presented for the first time in compliance with International Financial Reporting Standards ('IFRS'). The March 2005 comparative figures presented in this document have been restated to reflect the IFRS reporting framework.

Financial highlights

- Sales increased by 17 per cent to € 4 308 million.
- Underlying operating profit from the luxury goods businesses, excluding non-recurring net disposal gains, increased by 47 per cent to € 713 million. Including non-recurring items, operating profit increased to € 741 million.
- Underlying net profit attributable to unitholders, including the Group's share of the results of British American Tobacco before non-recurring items, increased by 36 per cent to € 1 130 million. Including the significant impact of non-recurring items in both years, net profit attributable to unitholders declined to € 1 094 million.

The highlights above focus on the underlying trends in the Group's businesses. Key results prepared on a full IFRS basis, including net disposal gains and non-recurring items, are presented on page 2 of this document.

Sales

Sales at the Group's jewellery Maisons, Cartier and Van Cleef & Arpels, increased by 15 per cent and the specialist watchmaking division reported particularly strong growth of 22 per cent.

Operating profit

Excluding non-recurring net disposal gains in both periods, underlying operating profit from the Group's luxury goods businesses increased by 47 per cent to € 713 million. Gains on the disposal of Hackett and on the sale and leaseback of a retail property resulted in operating profit for the year increasing to € 741 million.

British American Tobacco ('BAT')

Excluding the impact of non-recurring items from both periods, the Group's equity accounted share of the post-tax profit of BAT increased by 10 per cent to € 544 million. Including such non-recurring items reported by BAT in both periods - in particular the very significant gain made on the restructuring of its operations in the United States in the prior year - the Group's share of BAT's earnings fell by 39 per cent to € 486 million.

Net profit attributable to unitholders

Attributable net profit, including the results of Richemont's luxury goods business and the Group's share of the results of BAT, declined by 10 per cent to € 1 094 million. The positive underlying trend in both the luxury business and BAT's results was offset by the non-recurrence of the significant gains reflected in the prior year, largely linked to the interest in BAT. On an underlying basis, excluding the impact of non-recurring items from both periods, attributable profit increased by 36 per cent to € 1 130 million.

Cash position

Cash generated from the Group's luxury goods operations was € 774 million for the year, compared to € 481 million in 2005. Net cash at 31 March 2006, after payment of the ordinary and special dividends of € 553 million in September 2005, increased to € 884 million.

Dividend

The proposed dividend for the year amounts to € 0.60 per unit, an increase of 20 per cent compared to last year. In addition, the Board has also proposed a further special dividend amounting to € 0.50 per unit. The dividend for the year will therefore amount to € 1.10 per unit in total.

Group results

in € millions	March 2006 Underlying	March 2006 Non-recurring items	March 2006 IFRS	March 2005 Underlying	March 2005 Non-recurring items	March 2005 IFRS
Sales	4 308	-	**4 308**	3 671	-	**3 671**
Operating profit	713	28	**741**	485	76	**561**
Net profit - parent and subsidiaries	586	22	**608**	338	76	**414**
Share of post-tax profit of associate	544	(58)	**486**	493	305	**798**
Net profit attributable to unitholders	1 130	(36)	**1 094**	831	381	**1 212**
Earnings per unit - diluted basis	€ 2.015	-	**€ 1.951**	€ 1.498	-	**€ 2.185**
Dividend per unit			**€ 0.60**			**€ 0.50**
Special dividend per unit			**€ 0.50**			**€ 0.50**
Total dividend per unit			**€ 1.10**			**€ 1.00**

Sales and operating profit by business segment are analysed on pages 6 and 7 of this document.

Non-recurring items – operating profit

In the current year, the non-recurring items in operating profit, amounting to € 28 million, mainly relate to the disposal gain on Hackett in June 2005 and a gain realised on the disposal of a retail property during the second half of the year. After taxes, these gains amounted to € 22 million. In the comparative year, the non-recurring item reflects the gain of € 76 million on the partial indirect disposal of a 0.6 per cent interest in British American Tobacco ('BAT') ordinary shares.

Non-recurring items – share of associate

Non-recurring items reported by BAT resulted in a swing of € 363 million in terms of Richemont's share of the results of its associate as between the prior year and the year ended 31 March 2006.

In the current year, the non-recurring items in the Group's share of the post-tax profit reported by BAT amounted to a net charge of € 58 million. These non-recurring items include restructuring charges and gains on the disposal of subsidiaries, non-current investments and brands. In the comparative year, the Group's share of non-recurring net gains reported by BAT amounted to € 305 million. This significant net gain stemmed largely from the gain arising on the merger of BAT's US business with that of R.J. Reynolds.

Earnings per unit

On a diluted basis, earnings per unit decreased from € 2.185 to € 1.951. Excluding the impact of non-recurring items in both periods, earnings per unit on a diluted basis increased by 35 per cent from € 1.498 to € 2.015.

This document contains forward-looking statements as that term is defined in the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside the Group's control. Richemont does not undertake to update, nor does it have any obligation to provide updates of or to revise, any forward-looking statements.

Executive Chairman's Commentary

Overview

This has been an excellent year for Richemont; we saw strong demand across all of our principal markets. Sales grew by 17 per cent to € 4.3 billion, a record for the Group. In terms of operating profit, Richemont's luxury goods businesses grew by 32 per cent to € 741 million and, excluding the impact of non-recurring gains from the results of both years, underlying operating profit would have shown growth of 47 per cent. All of our executives and employees are to be commended on the contribution that they have made to achieving these excellent results.

In addition to our luxury businesses, we have seen a strong performance from British American Tobacco ('BAT'). Before non-recurring items in both the current and prior year, Richemont's share of BAT's results increased by 10 per cent to € 544 million in the year under review.

Richemont's attributable profit for the year fell by 10 per cent to € 1 094 million, the significant improvement in trading results for the year being offset by the non-recurrence of the significant gains reported in connection with the investment in BAT in the comparative period. Excluding these significant one-off impacts, however, the Group's bottom-line result would have shown an increase of 36 per cent to € 1 130 million for the year.

Whilst Richemont received € 247 million in dividends from BAT, the luxury goods businesses have also demonstrated excellent cash generating capacity. Reflecting higher profitability and the strict control of working capital, the luxury businesses generated some € 500 million in free cash flow, after capital expenditure and taxes, during the year. As a result, the Group's net cash reserves at 31 March 2006 rose to € 884 million.

Dividends

In the light of the good results and the Group's strong financial position, the Board has decided to recommend an increase in the ordinary dividend of 20 per cent, taking it to € 0.60 per unit, and to pay a further special dividend. The proposed special dividend this year will be € 0.50 per unit, bringing the total payment for the year to € 1.10. The dividends will be paid principally by Richemont SA, Luxembourg – which will pay € 1.05 per unit – with Compagnie Financière Richemont SA paying € 0.05 per unit.

The Maisons

Once again, Cartier has performed strongly. Its new jewellery lines, such as the *Caresses d'orchidées* and *Pasha* ranges, capture the spirit of Cartier and have sold well. The highlight of its year was the re-opening of the magnificent 13 rue de la Paix store in Paris, the true spiritual home of Cartier. Van Cleef & Arpels celebrates its 100th anniversary in 2006 and, having seen an excellent performance as the brand gathered momentum last year, we look forward to the current year with confidence.

The watch businesses enjoyed a very good year, with sales increasing by 22 per cent, resulting in strong growth in profitability. All of the watchmakers performed well, but special praise must go to Vacheron Constantin in its 250th anniversary year and to A. Lange & Söhne and IWC, which both showed particularly strong growth over the year.

Montblanc continues to benefit from the broadening of its product ranges and the extension of its retail distribution. Whilst writing instruments are at the heart of the Maison, leather goods lines and watches have become established product categories. The more recent launch of ladies jewellery has also proved to be most successful.

Over the years, Alfred Dunhill has, to some extent, lost its intrinsic character. Whilst sales are increasing and its products are highly regarded, it has lacked a clear identity and business focus. It has also suffered from significant procurement and supply chain problems. Steps have now been taken to implement a realignment of the business, recognising the changed dynamics and which will focus on Alfred Dunhill's core business competencies in leather goods, menswear and accessories. The business is being expanded in important markets. Alfred Dunhill has moved quickly to take direct control over the distribution of its products in mainland China, for example, and has recently bought 30 stores from its franchise partners in key locations such as Beijing and Shanghai. Complementing the anticipated growth in Asia, the wholesale business in Europe will be expanded with a new shop-in-shop concept and steps are being taken to expand menswear product ranges. This year, Dunhill will also extend the reach of its e-commerce platform, which was successfully launched in the United Kingdom in 2005.

The emphasis is currently on establishing a sound foundation for Alfred Dunhill, which can serve as a base on which to build the business in the years to come.

Fully justifying the confidence placed in it, Chloé has had another highly successful year. Sales more than doubled as the popularity of the brand's ready-to-wear clothing, leather and accessory lines is recognised in the market.

Current trading and outlook for the year ahead

We have enjoyed an excellent year and I am pleased to be able to report that the first two months of the current financial year have also seen strong demand for our Maisons' products. Sales over the two months increased by 18 per cent, with strong demand seen in all regions.

Although equity and commodity markets were very strong during the last financial year, we saw something of a reality check in May. At this stage, it is impossible to say how the global economy may develop during the remainder of the current year and what the impact may be on demand for luxury products. Equally, having enjoyed a year of relative stability in currencies, we are monitoring closely the recent strengthening of the euro against the dollar.

We continue to see increasing demand for the Group's products in established markets as well as the growth of consumer awareness and demand for luxury products in new markets. Considerable value is placed on the traditional skills of our craftsmen whether it be in the art of fine jewellery, in watchmaking or in writing instruments. Linked to these skills, there is no substitute for the heritage and recognition that the Maisons enjoy.

Key to Richemont's values is the commitment to creativity, design and innovation. Complementing that commitment, the Group offers the infrastructure and resources to allow our managers to grow their businesses for the long-term. They, in turn, recognise that it is their duty to build the Maisons not only for tomorrow or the next year but for generations to come.

Johann Rupert
Executive Chairman
Geneva, 8 June 2006

Business Review

Overview

in € millions	**March 2006**	March 2005	
Sales	**4 308**	3 671	+ 17 %
Cost of sales	**(1 588)**	(1 415)	
Gross profit	**2 720**	2 256	+ 21 %
Net operating expenses	**(1 979)**	(1 695)	+ 17 %
Selling and distribution expenses	**(1 000)**	(893)	+ 12 %
Communication expenses	**(503)**	(414)	+ 21 %
Administration expenses	**(509)**	(468)	+ 9 %
Other operating income	**33**	80	- 59 %
Operating profit	**741**	561	+ 32 %

The sales and results for the year ended March 2006 have been prepared under IFRS (International Financial Reporting Standards). Accordingly, the comparative figures have been restated to conform with IFRS. A reconciliation of the March 2005 comparative figures as previously reported to IFRS was published in October 2005 and in the interim financial statements.

Sales increased by 17 per cent to € 4 308 million, with strong growth throughout the period in all major product areas and in all regions.

The gross margin percentage increased by some two percentage points to 63.1 per cent, reflecting changes in the product and distribution mix, as well as higher utilisation rates in manufacturing. As reported in the interim report, the gross margin percentage also increased as a consequence of inventory provision releases linked to the introduction of IFRS during the first six months of the year. The increase in sales and the improved margin percentage led to a 21 per cent increase in gross profit to € 2 720 million.

Net operating expenses increased by 17 per cent, primarily due to increases in selling and distribution expenses and communication costs. Communication costs increased by 21 per cent reflecting higher levels of investments by all the Maisons. However, as a percentage of sales, communication costs were just 0.4 percentage points higher at 11.7 per cent. Compared to the prior period, administration expenses also increased albeit to a lesser degree. Net operating expenses included stock option charges amounting to € 36 million (2005: € 31 million), reflecting the introduction of IFRS 2 *Share-based Payment*.

Other operating income for the year under review included the following non-recurring gains: € 11 million relating to the disposal of the Hackett subsidiary in June 2005 and € 19 million primarily relating to a Cartier asset sale-and-leaseback transaction. The total of these and other items amounted to a net gain of € 28 million. In the comparative year, the partial indirect disposal of a 0.6 per cent interest in British American Tobacco ordinary shares gave rise to a gain of € 76 million reflected in other income of € 80 million.

Operating profit increased by 32 per cent to € 741 million. Excluding the net non-recurring gains described above, the underlying operating profit from the Group's luxury businesses increased by 47 per cent to € 713 million, compared to € 485 in the prior year and the operating margin increased by 3.4 percentage points to 16.6 per cent.

Analysis of sales and operating results by business area

Sales and the operating results of the Group's main areas of activity were as follows:

in € millions	March 2006	March 2005	
Sales			
Jewellery Maisons	**2 227**	1 938	+ 15 %
Specialist watchmakers	**1 063**	870	+ 22 %
Writing instrument Maisons	**497**	424	+ 17 %
Leather and accessories Maisons	**283**	259	+ 9 %
Other businesses	**238**	180	+ 32 %
Total sales	**4 308**	3 671	+ 17 %
Operating results			
Jewellery Maisons	**616**	456	+ 35 %
Specialist watchmakers	**227**	145	+ 57 %
Writing instrument Maisons	**83**	58	+ 43 %
Leather and accessories Maisons	**(38)**	(41)	+ 7 %
Other businesses	**22**	2	-
	910	620	+ 47 %
Corporate costs	**(169)**	(59)	+ 186 %
Central support services	**(154)**	(132)	+ 17 %
Other operating income / (expense)	**(15)**	73	-
Operating profit	**741**	561	+ 32 %
Further analysed as follows:			
Underlying operating profit from luxury business	**713**	485	+ 47 %
Non-recurring items - luxury business	**28**	-	-
Operating profit from luxury business	**741**	485	+ 53 %
Gain on partial disposal of interest in BAT	**-**	76	-
Operating profit	**741**	561	+ 32 %

In the table above, those Maisons which are principally engaged in a specific business area have been grouped together. Accordingly, those businesses which have a heritage as producers of high jewellery and jewellery watches – Cartier and Van Cleef & Arpels – are grouped together as 'Jewellery Maisons'. Their entire product ranges, including watches, writing instruments and leather goods, are reflected in the sales and operating result for that segment.

Following the introduction of IFRS 2 *Share-based Payment,* charges for stock options have been allocated, in both periods, to operating costs within the relevant business areas and central support services.

Jewellery Maisons

With double-digit growth in all regions, jewellery Maisons sales increased by 15 per cent. During the year, Cartier successfully launched the *Caresse d'orchidées, Panthère* and *Pasha* jewellery collections, as well as new models from the Maison's *Pasha* and *Tank* watch lines. The Maison's historical roots in Parisian high jewellery were marked by the restoration of its *13 Rue de la Paix* flagship boutique, while the contemporary edge that the Maison has always stood for was embodied in the audacious Aoyama boutique in Tokyo. Van Cleef & Arpels' continuing development reflected product launches such as the *Pierres de Caractère* high jewellery collection and *Secret Miroir des Eaux* watch.

The segment as a whole generated an operating profit of € 616 million and an operating margin of 27.7 percent, 4.2 percentage points above the prior year's level. The increase in operating profit included one-off disposal gains amounting to € 19 million.

Specialist Watchmakers

The Group's specialist watchmakers reported a 22 per cent increase in sales and an increase in the operating margin from 16.7 per cent in the comparative year to 21.4 per cent. The rate of growth reflects

developments across all regions, the highest rate of growth being seen in the Americas region.

The good growth attests to the success of new products launched at the Geneva *Salon International de Haute Horlogerie* in April 2005. Piaget's *Possession* watch collection uses motifs from the Maison's renowned jewellery line of the same name, whilst Jaeger LeCoultre's latest *Minute Repeater* and *Compressor Extreme World Chronograph* demonstrated the Maison's technical expertise. IWC's new models to mark the 50th anniversary of the legendary *Ingenieur* watch were a great success. Panerai enjoyed continued success in the high-end sport segment with both established lines and new models. Sales through Panerai's new Beverly Hills boutique were particularly good. Double-digit sales growth at Baume & Mercier also reflects the success of new models, including the *Diamant* for women, and restyled models such as the *Riviera,* first launched in 1973. A. Lange & Söhne delighted watch connoisseurs with its *Lange 1 TimeZone* and *Tourbograph Pour le Mérite* models, as did Vacheron Constantin, which marked its 250th anniversary of uninterrupted production with unique items including the *Tour de L'Ile* model: the most complicated wristwatch produced in a limited edition series.

Writing Instrument Maisons

Richemont's Writing Instrument Maisons, Montblanc and Montegrappa, reported total sales growth of 17 per cent. This increase in sales partly reflects Montblanc's growth as a retailer, with one third of the Maison's sales now being made directly to customers through the Group's own network. This network increased by 45 boutiques in the final quarter of the year following the takeover of existing stores in China. Despite the higher costs associated with retail activities, operating profit increased by 43 per cent and the operating margin increased from 13.7 per cent to 16.7 per cent. Since January, Montblanc has been celebrating its 100th anniversary with special events and products, centenary editions featuring a diamond cut in the form of the Maison's white star signet.

Leather and Accessories Maisons

Alfred Dunhill's strong growth in the Asia-Pacific region offset flat sales in Europe and Japan, leading to an overall 8 per cent increase in sales. Sales of leather goods, the Maison's main product line, increased by 19 per cent, but overall operating losses increased to € 30 million. This reflected provisions linked to poor performance in the accessories division and management changes.

Lancel opened its new flagship boutique on the Champs-Elysées in Paris in time for Christmas 2005, representing the latest step on the Maison's way back to its prestige position in the French market. Despite the poor economic climate in France, the Maison's principal market, Lancel achieved double-digit sales growth, aided by expansion in Japan and other international markets. Operating losses of € 8 million were half those of the comparative year.

Other businesses

Excluding the impact of the disposal of Hackett, which was sold in June 2005, sales of the Group's other businesses increased by 66 per cent over the prior year.

Chloé's outstanding success continues, with sales more than doubling despite the strong growth seen already in the comparative year. Very strong demand for new product lines, for example the *Paddington* bag and *See by Chloé*, new store openings and strong wholesale sales contributed to this success.

Operating profit

Operating profit before corporate costs totalled € 910 million, an increase of 47 per cent over the comparative period. This reflects the increase in sales, a higher gross margin contribution and continuing cost control. As a result, the operating margin before corporate costs increased from 17 per cent to 21 per cent. Central support services represent strategic management as well as marketing and functional support, legal services, manufacturing and logistics, intellectual property, finance, human resources and information technology together with central marketing initiatives.

Good trading results have resulted in an improvement in the operating profit margin from 15.3 per cent to 17.2 per cent. Excluding the disposal gains and similar items from both years, the operating margin from luxury businesses increased from 13.2 per cent to 16.6 per cent during the year under review.

Sales by region

in € millions	March 2006	March 2005	Movement at: Constant exchange rates	Movement at: Actual exchange rates
Europe	**1 811**	1 580	+ 14 %	+ 15 %
Japan	**723**	639	+ 15 %	+ 13 %
Asia-Pacific	**899**	755	+ 14 %	+ 19 %
Americas	**875**	697	+ 21 %	+ 26 %
	4 308	3 671	+ 16 %	+ 17 %

Europe
European markets accounted for 42 per cent of Group sales, the three most important markets in the region being France, Italy and Switzerland. European sales increased by 15 per cent, the strong growth rate reflecting good performances in most major markets and very high growth in the Middle East and Russia. In contrast, sales in the UK market were flat.

Japan
Jewellery and watch brands benefited from a return of consumer confidence in Japan; overall sales in the country increased by 13 per cent during the year.

Asia-Pacific
Double-digit sales growth in most major markets, despite demanding comparative figures, reflected very strong demand for watches in particular. Sales in China, representing 13 per cent of regional sales, increased by 48 per cent at historic rates. The high rate of growth reflects the Group's continuing investment in this market, including the establishment of distribution subsidiaries and more than 400 points of sale in mainland China.

Americas
Sales growth in the Americas region reflected the continuing strength of consumer confidence in the United States during the period, with most brands reporting double-digit growth. The region now accounts for 20 per cent of Group sales.

Sales by distribution channel

in € millions	March 2006	March 2005	
Retail	**1 762**	1 509	+ 17 %
Wholesale	**2 546**	2 162	+ 18 %
	4 308	3 671	+ 17 %

Retail
Retail sales increased by 17 per cent to € 1 762 million, reflecting both better trading at established boutiques and an increase in the number of points of sale owned by the Group. Excluding Hackett and Old England, the total retail network increased by 165 to 1 075 boutiques; of the increase, 64 stores were opened by the Group and 101 by partners. At the end of March, the Group's Maisons owned 610 boutiques, with a further 465 points of sale being operated by franchise partners.

Wholesale
Driven by demand for the Group's watch products in particular, wholesale sales were particularly strong, showing an overall increase of 18 per cent.

Summary income statement and results of associate

in € millions	March 2006	March 2005
Operating profit	**741**	561
Finance (costs) / income	5	(48)
	746	513
Share of post-tax results of associated undertaking	486	798
Before non-recurring (expenses) / income	544	493
Share of non-recurring (expenses) / income	(58)	305
Profit before taxation	1 232	1 311
Taxation	(136)	(97)
Net profit	1 096	1 214
Attributable to unitholders	1 094	1 212
Attributable to minority interests	2	2
Net profit	1 096	1 214

Net finance income amounting to € 5 million includes net interest income, net foreign exchange gains and fair value adjustments. In the prior year, net finance cost of € 48 million primarily reflected net foreign exchange losses on intra-group financing.

Excluding the Group's share of the results of its investment in British American Tobacco, the Group's effective taxation rate was 18.2 per cent compared with 18.9 per cent last year. The rate reflects the significant improvement in the Group's pre-tax profit and the generally low level of corporate taxes in Switzerland compared to other jurisdictions.

Associated company – British American Tobacco

For the year ended 31 March 2006, the Group's share of the results of British American Tobacco decreased to € 486 million. The reduction largely reflects the significant and non-recurring income reported by British American Tobacco in the prior year in respect of the merger of its North American operations with those of R.J. Reynolds to form Reynolds American, in which British American Tobacco now holds 42 per cent of the equity. Excluding this and other non-recurring income and expense from both years, the Group's share of the results of British American Tobacco would have increased by 10 per cent to € 544 million.

The following table presents the Group's effective interest in BAT applied in the current and the prior year.

	2005-06	2004-05
	%	%
1 April to 31 May	18.4	19.7
1 June to 30 June	18.4	18.7
1 July to 30 September	18.5	18.7
1 October to 31 December	18.6	18.8
1 January to 28 February	18.6	18.8
1 March to 31 March	18.6	18.3

The Group's interest in the prior year fluctuated principally as a result of the conversion of the British American Tobacco preference shares into ordinary shares on 28 May 2004 upon their sale to third party investors and the indirect sale in March 2005 of a 0.6 per cent interest in British American Tobacco shares to Remgro Limited. Other movements for that year and those of the current year were the result of the share buy-back programme carried out by British American Tobacco.

British American Tobacco reports its results in sterling. As the average euro: sterling exchange rate, at 0.682, was the same for the past two years, there was no direct impact on the Group's share of British American Tobacco's results due to exchange rate movements.

In cash flow terms, the Group received dividends totalling € 247 million during the year (2005: € 267 million).

In British American Tobacco's financial year to 31 December 2005, its adjusted, diluted earnings per share, a good indicator of its underlying performance, grew by 17 per cent to 89.34 pence per share. This increase benefited from the improved underlying

operating performance and reduced net finance costs as well as the impact of the formation of Reynolds American and the share buy-back programme.

In British American Tobacco's quarter to 31 March 2006, its adjusted diluted earnings per share grew by 14 per cent as a result of the increase in the profit from operations, the improved contribution from associated companies and the benefit of the share buy-back programme, partially offset by higher taxation and minority interests.

The following commentary is condensed from British American Tobacco's annual report for the year ended 31 December 2005.

British American Tobacco cigarette sales volumes from subsidiaries decreased by 1 per cent to 678 billion from the prior year due to the merger of British American Tobacco's US business with R.J. Reynolds to form Reynolds American as well as the sale of Etinera, an Italian distribution business. However, excluding the impact of these transactions, there was good organic volume growth from subsidiaries of 2 per cent. The four global drive brands - Dunhill, Kent, Lucky Strike and Pall Mall - performed well with an overall growth of 9 per cent on a 'like for like' basis. Associates' volumes increased from 167 billion to 232 billion and, with the inclusion of these, total British American Tobacco volumes would have been 910 billion (2004: 853 billion).

British American Tobacco's profit from operations was 36 per cent lower at £ 2 420 million, mainly due to the impact in 2004 of a significant £ 1 389 million gain on the Reynolds American merger. Excluding the merger of its US business with R.J. Reynolds and the sale of Etinera, on a 'like for like' basis, British American Tobacco's profit from operations would have been 9 per cent higher, or 5 per cent at constant rates of exchange. This 'like for like' information provides a better understanding of the subsidiaries' trading results. The strong profit performance reflected higher profit in all regions, except America-Pacific.

In Europe, profit increased by £ 34 million to £ 784 million, with particularly strong growth from Russia and Germany. The integration of the Smoking Tobacco and Cigars business in 2005, other cost savings and the positive impact of the change in trade terms in Italy also contributed to the result. Excluding a net £ 30 million gain as a result of the sale of Etinera at the end of 2004, partly offset by the consequent change in terms of trade, profit on a 'like for like' basis would have increased by £ 64 million or 9 per cent. Volumes were 2 per cent higher at 244 billion with growth in Russia, Romania and Poland, partly offset by declines in Italy, Germany, Switzerland and Ukraine.

In Asia-Pacific, profit rose by £ 36 million to £ 531 million as good performances in Australasia and Pakistan, a benefit in the first quarter from the timing of an excise payment in South Korea and good results from many of its other markets more than covered the reductions in Malaysia and Vietnam. Volumes at 137 billion were 4 per cent higher, as strong increases in Pakistan and Bangladesh were partially offset by declines in South Korea, Vietnam and Malaysia.

In Latin-America, profit increased by £ 82 million to £ 530 million as good performances across the region reflected higher volumes and margins, further helped by stronger currencies in many of the markets. Volumes at 149 billion increased slightly as growth in many markets was partly offset by declines in Mexico and Argentina.

Profit in the Africa and Middle East region grew by £ 74 million to £ 434 million, mainly driven by South Africa and reduced losses from Turkey. Volumes grew by 5 per cent to 103 billion with strong growth from the Middle East markets and Turkey.

On a 'like for like' basis, the America-Pacific regional profit declined by £ 54 million to £ 436 million, with lower contributions from both Canada and Japan. Increased volumes in Japan were more than offset by a decrease in Canada leading to an overall decline of 2 per cent. As the comparative period included in the US tobacco businesses now merged with R.J. Reynolds and included in associates, the reported regional volumes were 34 per cent lower at 45 billion and reported profit was £ 203 million down.

British American Tobacco's share of the post tax results of its own associates increased by £ 266 million to £ 392 million, reflecting the inclusion of £ 244 million for Reynolds American, following its formation in July 2004. On a proforma US GAAP basis, as if the combination of the R.J. Reynolds domestic US tobacco business with Brown & Williamson had been completed as of 1 January 2004, Reynolds American reported that operating profit for the year increased by 35 per cent and net income rose by 29 per cent. These results demonstrate the success of the business combination. The higher income principally reflected improved pricing and merger synergies.

Further information in respect of British American Tobacco can be obtained from that company's website: www.bat.com.

Analysis of attributable net profit

in € millions	March 2006	March 2005
Parent and subsidiaries		
Net profit before non-recurring (expenses) / income	**586**	338
Non-recurring income	**22**	76
Attributable net profit from parent and subsidiaries	**608**	414
Share of post-tax profit of associate - British American Tobacco		
Net profit before non-recurring (expenses) / income	**544**	493
Non-recurring (expenses) / income	**(58)**	305
Net profit - share of associate	**486**	798
Attributable net profit of the Group	**1 094**	1 212
Analysed as follows:		
Parent, subsidiaries and share of associate before non-recurring items	1 130	831
Non-recurring (expenses) / income	(36)	381
Attributable net profit of the Group	1 094	1 212
Earnings per unit excluding non-recurring (expenses) / income		
Basic	€ 2.043	€ 1.517
Diluted basis	€ 2.015	€ 1.498

During the year the Group realised non-recurring income of € 28 million, being the net disposal gains within its luxury business described earlier on page 6. Net of taxation, this non-recurring income amounted to € 22 million. In the prior year there were no such items within the Group's luxury business. However, in the prior year the Group realised a gain of € 76 million in respect of the partial indirect disposal of British American Tobacco ordinary shares.

The non-recurring items included in the Group's share of the results of its associate, British American Tobacco, amounted to a net charge of € 58 million in the year under review. This primarily reflected restructuring charges, net of gains on the disposal of subsidiaries, non-current investments and brands. In the comparative year, the non-recurring net gain of € 305 million primarily reflected gains on the disposal of subsidiaries, non-current investments and brands, reduced by the impact of restructuring charges. The most significant of these disposal gains arose in the quarter ended 30 September 2004 and related to the agreement to combine British American Tobacco's US business, Brown & Williamson, with R.J. Reynolds, as detailed on pages 9 and 10.

Excluding non-recurring items from both years, attributable net profit in the year to 31 March 2006 would have been € 1 130 million compared to € 831 million in the prior year, representing an increase of 36 per cent.

Excluding non-recurring items, Richemont's fully diluted earnings per unit would have increased by 35 per cent from € 1.498 to € 2.015.

Cash flow

in € millions	March 2006	March 2005
Operating profit	741	561
Depreciation and other non-cash items	159	57
Earnings before interest, tax and depreciation	900	618
Increase in working capital	(126)	(137)
Cash generated from operations	774	481
Dividends received from associate	247	267
Net interest income	2	5
Taxation paid	(85)	(79)
Net acquisitions of fixed assets	(189)	(127)
Proceeds from disposal of BAT preference shares	-	828
Proceeds from indirect disposal of BAT ordinary shares	-	179
Other investing activities, net	(4)	(5)
Net cash inflow before financing activities	745	1 549
Dividends paid to unitholders	(553)	(219)
Normal dividend	(276)	(219)
Special dividend	(277)	-
Decrease in borrowings and other financing activities	(43)	(227)
Net proceeds from sale of treasury units	90	44
Exchange rate effects	(6)	30
Increase in cash and cash equivalents	233	1 177
Cash and cash equivalents at the beginning of the year	1 183	6
Cash and cash equivalents at end of year (1)	1 416	1 183
Borrowings	(532)	(566)
Net cash at the end of the year	884	617

The Group's net cash position increased from € 617 million at 31 March 2005 to € 884 million at 31 March 2006. The increase largely reflected the net cash inflow before financing activities of € 745 million, partly offset by the payment of dividends in September 2005. Dividend payments included a special dividend amounting to € 277 million, or € 0.50 per unit.

The net cash inflow from operations totalled € 774 million for the year, the increase in earnings before interest, tax and depreciation being partially offset by increases in inventories and debtors. The increase in debtors was broadly in line with wholesale sales growth.

Dividends received from British American Tobacco comprised the final dividend in respect of its financial year ended 31 December 2004, received in April and the interim dividend for the 2005 financial year, received in September. Total dividends received in the prior year included € 32 million in respect of the final dividend on British American Tobacco preference shares, which were disposed of in June 2004.

Within investing activities in the prior year, proceeds from the disposal of the British American Tobacco preference shares amounted to € 828 million. This represented the realisation of the second and final tranche of the preference shares issued by British American Tobacco as part of the consideration for the merger with Rothmans International in 1999. Proceeds from the indirect disposal of ordinary shares in British American Tobacco to Remgro Limited, the Group's joint venture partner, in March 2005 amounted to € 179 million.

Treasury units were sold in connection with the exercise of stock options by executives, resulting in a net cash inflow of € 90 million.

(1) Cash and cash equivalents are as per the consolidated cash flow statement on page 19 of this report.

Summarised balance sheet

in € millions	31 March 2006	31 March 2005
Non-current assets		
Fixed assets	809	733
Investment in associated undertakings	3 347	3 218
Other non-current assets	450	416
	4 606	4 367
Net current assets	1 476	1 462
Net operating assets	6 082	5 829
Net cash	884	617
Cash and cash equivalents	1 416	1 183
Borrowings	(532)	(566)
Other non-current liabilities	(185)	(165)
	6 781	6 281
Equity		
Unitholders' equity	6 773	6 275
Minority interests	8	6
	6 781	6 281

The Group's interest in British American Tobacco ordinary shares amounted to 18.6 per cent at 31 March 2006. British American Tobacco's market capitalisation on that date, based on 2 092 million ordinary shares in issue, amounted £ 29 161 million. The fair value of the Group's investment in British American Tobacco therefore amounted to £ 5 437 million or € 7 960 million at 31 March 2006.

Net current assets were in line with the prior year-end at € 1 476 million. Net inventories increased by 7 per cent to € 1 623 million; the increase being largely offset by increases in current liabilities, while year-end trade debtors increased by some 18 per cent, reflecting both the seasonality of wholesale sales and the growth seen during the latter part of the year. The increases in inventories and debtors were largely offset by increases in current liabilities, primarily relating to current tax liabilities and trade creditors.

Net cash amounted to € 884 million. Cash balances were primarily denominated in euros, whereas borrowings were spread across the principal currencies of the countries in which the Group has significant operations, namely, euros, yen, US dollars, Hong Kong dollars and Swiss francs. Borrowings reflect the financing of net operating assets in the countries concerned.

Proposed dividend

The Board has proposed a dividend of € 0.60 per unit, an increase of 20 per cent over the prior year's level.

In addition, the Board has proposed that a further special dividend of € 0.50 should be paid to unitholders. The dividends will be payable following the Annual General Meeting in September 2006.

The dividend(s) will be paid as follows:	Gross dividend per unit	Withholding tax @ 35%	Net payable per unit
Ordinary dividend			
Richemont SA, Luxembourg	€ 0.5500	-	€ 0.5500
Compagnie Financière Richemont SA, Switzerland	€ 0.0500	(€ 0.0175)	€ 0.0325
	€ 0.6000	(€ 0.0175)	€ 0.5825
Special dividend			
Richemont SA, Luxembourg	€ 0.5000	-	€ 0.5000
	€ 1.1000	(€ 0.0175)	€ 1.0825

Annual General Meeting

The Annual General Meeting of shareholders of Compagnie Financière Richemont SA will be held at 10:00 AM on Thursday 14th September 2006 at the Group's offices in Bellevue, Geneva.

Norbert Platt
Chief Executive Officer

Richard Lepeu
Group Finance Director

Compagnie Financière Richemont SA
Geneva, 8 June 2006

Extracts from the audited consolidated financial statements at 31 March 2006

Extract from consolidated financial statements

Consolidated balance sheet at 31 March

ASSETS	Note	2006 €m	2005 €m
Non-current assets			
Property, plant and equipment		742	681
Intangible assets		67	52
Investments in associated undertakings	1	3 347	3 218
Deferred income tax assets		261	227
Financial assets held at fair value through profit or loss		25	36
Other non-current assets		164	153
		4 606	4 367
Current assets			
Inventories		1 623	1 522
Trade and other receivables		602	520
Derivative financial instruments		7	15
Prepayments and accrued income		127	116
Cash at bank and in hand		1 628	1 409
		3 987	3 582
Total assets		8 593	7 949
EQUITY AND LIABILITIES			
Equity			
Share capital		334	334
Participation reserve		645	645
Treasury units		(408)	(560)
Hedge and unit option reserves		72	59
Cumulative translation adjustment reserve		38	24
Retained earnings		6 092	5 773
Total Unitholders' equity		6 773	6 275
Minority interest		8	6
Total equity		6 781	6 281
LIABILITIES			
Non-current liabilities			
Borrowings		158	155
Deferred income tax liabilities		33	34
Retirement benefit obligations		101	97
Provisions		51	34
		343	320
Current liabilities			
Trade and other payables		404	352
Current income tax liabilities		202	120
Borrowings		50	4
Derivative financial instruments		11	3
Provisions		85	63
Accruals and deferred income		181	173
Short-term loans		324	407
Bank overdrafts		212	226
		1 469	1 348
Total liabilities		1 812	1 668
Total equity and liabilities		8 593	7 949

Extract from consolidated financial statements

Consolidated income statement
for the year ended 31 March

	Notes	2006 €m	2005 €m
Sales		4 308	3 671
Cost of sales		(1 588)	(1 415)
Gross profit		2 720	2 256
Selling and distribution expenses		(1 000)	(893)
Communication expenses		(503)	(414)
Administrative expenses		(509)	(468)
Other operating income		33	80
After:			
Net gain from sale of subsidiary undertaking	2	11	-
Gain on partial disposal of share of associated undertaking		-	76
Operating profit		741	561
Finance costs	3	5	(48)
Share of post-tax profit of associated undertakings	1	486	798
After:			
Share of other (expense) / income of associated undertakings	1	(58)	305
Profit before taxation		1 232	1 311
Taxation	5	(136)	(97)
Net profit		1 096	1 214
Attributable to:			
Unitholders		1 094	1 212
Minority interest		2	2
		1 096	1 214
Earnings per unit for profit attributable to Unitholders during the year (expressed in € per unit)			
- basic	4	1.978	2.212
- diluted	4	1.951	2.185

Extract from consolidated financial statements

Consolidated statement of changes in equity

	Equity attributable to Unitholders						Minority interest	Total equity
	Unitholders capital	Treasury units	Other reserves	Cumulative translation adjustment reserve	Retained earnings	Total		
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
Balance at 31 March 2004	**979**	**(590)**	**44**	**-**	**4 605**	**5 038**	**4**	**5 042**
Currency translation adjustments	-	-	-	(9)	-	(9)	-	(9)
Transfer of hedge reserve on settlement of net investment hedge	-	-	(28)	28	-	-	-	-
Cash flow hedges:								
- net gains	-	-	24	-	-	24	-	24
- recycle to income statement	-	-	(12)	-	-	(12)	-	(12)
Net share of BAT equity movements	-	-	-	-	154	154	-	154
Net income / (expense) recognised directly in equity	-	-	(16)	19	154	157	-	157
Net profit	-	-	-	-	1 212	1 212	2	1 214
Total recognised income / (expense)	-	-	(16)	19	1 366	1 369	2	1 371
Net changes in treasury units	-	30	-	5	21	56	-	56
Employee unit option scheme	-	-	31	-	-	31	-	31
Dividends paid	-	-	-	-	(219)	(219)	-	(219)
Balance at 31 March 2005	**979**	**(560)**	**59**	**24**	**5 773**	**6 275**	**6**	**6 281**
Adoption of IAS 32 and IAS 39 *	-	-	5	-	(5)	-	-	-
Balance at 1 April 2005	**979**	**(560)**	**64**	**24**	**5 768**	**6 275**	**6**	**6 281**
Currency translation adjustments	-	-	-	14	-	14	-	14
Cash flow hedges:								
- net losses	-	-	(29)	-	-	(29)	-	(29)
- recycle to income statement	-	-	3	-	-	3	-	3
Net share of BAT equity movements	-	-	-	-	(155)	(155)	-	(155)
Net income / (expense) recognised directly in equity	-	-	(26)	14	(155)	(167)		(167)
Net profit	-	-	-	-	1 094	1 094	2	1 096
Total recognised income / (expense)	-	-	(26)	14	939	927	2	929
Net changes in treasury units	-	152	-	-	(62)	90	-	90
Employee unit option scheme	-	-	34	-	-	34	-	34
Dividends paid	-	-	-	-	(553)	(553)	-	(553)
Balance at 31 March 2006	**979**	**(408)**	**72**	**38**	**6 092**	**6 773**	**8**	**6 781**

* In April 2005 the International Accounting Standards Board issued an amendment to International Accounting Standard 39 *Financial Instruments: Recognition and Measurement*, relating to the application of hedge accounting for highly probable forecast intragroup transactions. The early application of this amendment by the Group has resulted in an equity restatement between the hedge reserve and retained earnings at 1 April 2005 of € 5 million.

Extract from consolidated financial statements

Consolidated cash flow statement for the year ended 31 March

	Note	2006 €m	2005 €m
Cash flows from operating activities			
Cash flow generated from operations	6	774	481
Interest income		37	57
Interest paid		(35)	(20)
Dividends from associated undertakings		247	235
Income tax paid		(85)	(79)
Net cash generated from operating activities		938	674
Cash flows from investing activities			
Acquisition of subsidiary undertakings, net of cash acquired		(7)	(1)
Proceeds from disposal of subsidiary undertakings		15	-
Acquisition of property, plant and equipment		(210)	(160)
Proceeds from disposal of property, plant and equipment		44	41
Acquisition of intangible assets		(24)	(8)
Proceeds from disposal of intangible assets		1	-
Proceeds from disposal of preference shares of associated undertaking		-	828
Proceeds from the partial disposal of share of associated undertaking		-	179
Acquisition of other non-current assets		(39)	(23)
Proceeds from disposal of other non-current assets		27	19
Net cash (used in)/generated from investing activities		(193)	875
Cash flows from financing activities			
Net repayment of borrowings		(39)	(223)
Dividends paid		(553)	(219)
Payment for treasury units		-	(25)
Proceeds from sale of treasury units		90	69
Capital element of finance lease payments		(4)	(4)
Net cash used in financing activities		(506)	(402)
Net increase in cash and cash equivalents		239	1 147
Cash and cash equivalents at beginning of year		1 183	6
Exchange (losses)/ gains on cash and cash equivalents		(6)	30
Cash and cash equivalents at end of year		1 416	1 183

Extract from consolidated financial statements

Notes to the consolidated financial statements
31 March 2006

Accounting policies and basis of preparation

These consolidated financial statements of the Company are for the year ended 31 March 2006. They have been prepared in accordance with International Financial Reporting Standards ('IFRS').

The financial statements are presented in millions of euros; the euro represents the measurement currency of the Group.

Note 1 - Investments in associated undertakings

	BAT €m	Other €m	Total €m
At 1 April 2004	2 666	-	2 666
Exchange differences	(66)	-	(66)
Share of post-tax profit	798	-	798
Dividends received	(235)	-	(235)
Indirect disposal of effective interest	(99)	-	(99)
Dilution in percentage holding on conversion of preference shares	228	-	228
Other equity movements	(74)	-	(74)
At 31 March 2005	3 218	-	3 218
Exchange differences	41	-	41
Share of post-tax profit	486	-	486
Dividends received	(247)	-	(247)
Transfer from unlisted investments	-	4	4
Other equity movements	(155)	-	(155)
At 31 March 2006	3 343	4	3 347

Investments in associated undertakings at 31 March 2006 include goodwill of € 2 510 million (2005: € 2 547 million).

British American Tobacco

The summarised financial information in respect of the Group's share of results, assets and liabilities of its principal associated undertaking, British American Tobacco, is as follows:

	2006 €m	2005 €m
Operating profit	731	710
Share of post-tax profit of BAT's associated undertakings	110	69
Share of other (expense)/income	(58)	305
Finance costs	(69)	(73)
Profit before taxation	714	1 011
Taxation	(191)	(178)
Net profit	523	833
Minority interest	(37)	(35)
Share of post-tax profit	486	798

Richemont's share of other (expense)/income of its associated undertaking in the year ended 31 March 2005 arose primarily from the gain on sale of certain of BAT's subsidiaries and investments partially offset by restructuring costs incurred by BAT.

Accounts are drawn up at 31 March of each year in respect of BAT, and the Group's share of results and retained reserves is derived therefrom. Summarised financial information regarding the BAT group appearing in such accounts is as follows:

Extract from consolidated financial statements

	2006 £ m	2005 £ m
Shareholders' equity	6 996	6 245
Revenue	9 515	10 240
Profit from operations	2 689	2 562
Attributable profit for the year	1 795	2 905

Total assets and liabilities are taken from BAT's latest published financial statements, which are drawn up to 31 December. No significant transactions or events have occurred since that date, which would materially change the amounts disclosed.

	31 December 2005 £ m	31 December 2004 £ m
Total assets	19 047	17 775
Total liabilities	(12 170)	(11 658)

Richemont accounts for its effective interest in BAT under the equity method. The Group holds an effective interest of 18.6 per cent in BAT. The Group has joint control of an entity holding 28.7 per cent of BAT and this joint venture has the ability to exert significant influence over BAT, including representation on the Board of Directors. Thus, Richemont considers BAT to be an associated undertaking.

Changes in the Group's percentage holding of BAT during the year ended 31 March 2006 relate to the share buy-back programme carried out by BAT during the year. The changes in the year ended 31 March 2005 reflect the conversion of the BAT preference shares into ordinary shares on 28 May 2004, the indirect sale by the Group of BAT shares to its joint venture partner Remgro in February 2005 and the share buy-back programme carried out by BAT during the year. The following table indicates the percentages applied to BAT's profits:

For the year ended 31 March 2006:	Percentage
1 April 2005 to 30 June 2005	18.4
1 July 2005 to 30 September 2005	18.5
1 October 2005 to 31 March 2006	18.6

For the year ended 31 March 2005:	Percentage
1 April 2004 to 31 May 2004	19.7
1 June 2004 to 30 September 2004	18.7
1 October 2004 to 31 December 2004	18.8
1 January 2005 to 28 February 2005	18.8
1 March 2005 to 31 March 2005	18.3

The market capitalisation of BAT ordinary shares at 31 March 2006 was £ 29 161 million (2005: £19 935 million). The fair value of the Group's effective interest of 18.6 per cent in BAT ordinary shares at that date was € 7 960 million (2005: effective interest 18.3 per cent, fair value € 5 292 million).

BAT has contingent liabilities in respect of litigation regarding product liability, overseas taxation and guarantees in various countries. Despite the quality of defences judged by BAT to be available, there is a possibility that its results of operations or cash flows could be materially affected by the outcomes of such matters, which could give rise to a consequent effect on the Group's share of results and attributable net assets.

Other

Since 31 January 2006, the Group has held a 32.8 per cent share of equity in Net-A-Porter Ltd, a company incorporated in the United Kingdom. The Group's investment in this company was previously classified in 'Other investments'. The Group's share of this associated undertaking was recorded for the first time under the equity method at 31 March 2006 and was determined with reference to its audited accounts for the year ended 31 January 2006. Therefore, the Group has not recognised any amount in the consolidated income statement to 31 March 2006 in respect of its share of results from Net-A-Porter. The principal activity of Net-A-Porter is the online retailing of women's designer branded, read-to-wear fashion, shoes and accessories.

Extract from consolidated financial statements

Note 2 - Other operating income

	2006 €m	2005 €m
Royalty income - net	15	16
Gain on partial disposal of share of associated undertaking	-	76
Net gain on disposal of subsidiary undertaking	11	-
Other income /(expense)	7	(12)
	33	80

Note 3 – Finance costs

	2006 €m	2005 €m
Interest expense:		
- bank borrowings	(20)	(16)
- other financial expenses	(3)	(1)
Interest income:		
- other	24	21
Fair value gains on financial instruments	(1)	(2)
Foreign exchange gains/(losses)		
- on monetary items	26	(51)
- on hedged derivatives	(8)	1
- on other derivatives	(13)	-
	5	(48)

Note 4 - Earnings per unit

4.1 Basic

Basic earnings per unit is calculated by dividing the profit attributable to Unitholders by the weighted average number of units in issue during the year, excluding units purchased by the Company and held in treasury.

	2006	2005
Profit attributable to Unitholders of the Company (€ millions)	1 094	1 212
Weighted average number of units in issue (millions)	553.2	547.9
Basic earnings per unit (€ per unit)	1.978	2.212

4.2 Diluted

Diluted earnings per unit is calculated adjusting the weighted average number of units outstanding to assume conversion of all dilutive potential units. The Company has only one category of dilutive potential units: unit options.

The calculation is performed for the unit options to determine the number of units that could have been acquired at fair value (determined as the average annual market unit price of the Company's units) based on the monetary value of the subscription rights attached to outstanding unit options. The number of units calculated as above is compared with the number of units that would have been issued assuming the exercise of the unit options.

	2006	2005
Profit attributable to Unitholders of the Company (€ millions)	1 094	1 212
Weighted average number of units in issue (millions)	553.2	547.9
Adjustment for unit options (millions)	7.7	6.9
Weighted average number of units for diluted earnings per unit (millions)	560.9	554.8
Diluted earnings per unit (€ per unit)	1.951	2.185

Extract from consolidated financial statements

Note 5 - Taxation

The average effective tax rate is calculated in respect of profit before taxation but excluding the share of post-tax profit of associated undertakings. The rates for the years ended 31 March 2006 and 2005 were 18.2 per cent and 18.9 per cent respectively.

Note 6 - Cash generated from operations

	2006 €m	2005 €m
Operating profit	741	561
Depreciation and impairment of property, plant & equipment	115	130
Amortisation of intangible assets	19	15
Profit on disposal of property, plant & equipment	(19)	(11)
Increase/(decrease) in provisions	15	(14)
Increase/(decrease) in retirement benefit obligations	4	(14)
Non cash items	25	(49)
Increase in inventories	(118)	(127)
Increase in trade debtors	(67)	(16)
Increase in other receivables, prepayments and accrued income	(27)	(16)
Increase in current liabilities	86	22
Cash flow generated from operations	774	481

Exchange rates

The results of the Group's subsidiaries and its associate which do not report in euros have been translated at the following average rates of exchange against the euro. The balance sheet of those subsidiaries and the associate have been translated into euros at the closing rates set out below.

Exchange rates against the Euro	Year to March 2006	Year to March 2005
Average		
United States dollar	1.22	1.26
Japanese yen	137.70	135.18
Swiss franc	1.55	1.54
Pound sterling	0.68	0.68
	31 March 2006	31 March 2005
Closing		
United States dollar	1.21	1.30
Japanese yen	142.77	138.96
Swiss franc	1.58	1.55
Pound sterling	0.70	0.69

Statutory Information

Shares of Compagnie Financière Richemont SA are indivisibly twinned with participation certificates issued by its wholly-owned subsidiary Richemont SA, Luxembourg to form Richemont 'A' and 'B' units. Richemont 'A' units are listed on the SWX Swiss Exchange and traded on the virt-x market (Reuters 'CFR.VX'/Bloombergs 'CFR VX'/ISIN CH0012731458) and are included in the Swiss Market Index ('SMI') of leading stocks. Depository receipts in respect of Richemont 'A' units are traded on the Johannesburg Stock Exchange, operated by JSE Limited (Reuters 'RCHJ.J'/Bloombergs 'RCH SJ').

The closing price of a Richemont 'A' unit on 31 March 2006 was CHF 62.50 and the market capitalisation of the Group's 'A' units on that date was CHF 32 625 million (€ 20 649 million). Over the preceding twelve months, the highest closing price of an 'A' unit was CHF 63.20 (30 March 2006), and the lowest CHF 35.30 (28 April 2005).

Compagnie Financière Richemont SA

Registered office:

8 Boulevard James-Fazy
1201 Geneva
Switzerland

Richemont SA

Registered office:

35 Boulevard Prince Henri
L-1724 Luxembourg
Tel: (+352) 22 42 10
Fax: (+352) 22 42 19

At the Annual General Meeting to be held in September 2006, shareholders will be asked to approve the transfer of the registered office to the Company's new headquarters at:
50 chemin de la Chênaie
1293 Bellevue Geneva
Switzerland
Tel: (+41) (0) 22 721 3500
Fax: (+41) (0) 22 721 3550

Internet: www.richemont.com

E-mail: investor.relations@richemont.com
secretariat@richemont.com
press.office@richemont.com